

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 21, 2009

Mr. Stephen F. Wiggins
President and Chairman of the Board
Golden Pond Healthcare, Inc.
1120 Post Road, 3rd Floor
Darien, CT 06820

      Re: **Golden Pond Healthcare, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 16, 2009
                File No. 1-33798

Dear Mr. Wiggins:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services